Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 14, 2014

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
1919 Financial Services Fund (S000046891)
1919 Socially Responsive Balanced Fund (S000046892)
1919 Maryland Tax-Free Income Fund (S000046893)

Dear Ms. White:

This correspondence is being filed in response to your oral comments and suggestions of August 11, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 29 to its registration statement. PEA No. 29 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on July 23, 2014, for the purpose of registering three new series of the Trust: 1919 Financial Services Fund, 1919 Social Responsive Balanced Fund, and 1919 Maryland Tax-Free Income Fund (each a “Fund”, collectively the “Funds”).

In connection with this response to the comments made by the Staff, the Trust, on behalf of each of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.     Staff Comment:  Please provide the “Tandy” letter representation in your response letter.

Response: The Trust has included the “Tandy” letter representation above.

2.	Staff Comment: Please confirm supplementally that the Funds will not commence operations if the reorganizations fail to receive the necessary shareholder vote.

Response: The Trust responds supplementally that as of October 10, 2014, each of the reorganizations has achieved the necessary quorum and shareholder vote, and the shareholder meeting is currently scheduled for October 15, 2014.  The Trust also responds supplementally that it will update the Series and Class numbers for each of the Funds when the Funds launch, as each Fund is retaining the same EDGAR Series and Class number of its corresponding Legg Mason Fund at the time of the reorganizations into the Trust which is currently scheduled for October 31, 2014.

3.	Staff Comment: Please update the Edgar Series and Class numbers to reflect the ticker symbols.

Response: The Trust responds that it will update the Series and Class numbers for each Fund in the “B” filing prior to launch.

4.
Staff Comment:  The legend that is on the cover page of the Prospectus that states “Investment Products: Not FDIC Insured ∙ No Bank Guarantee ∙ May Lose Value” should be removed. To comply with Item 4(b)(1)(iii) of Form N-1A, please include the required disclosure, however, to the Risk section.

Response:  The Trust responds by removing the disclosure from the cover page and by adding the following sentence in each of the three Fund’s introductory paragraphs of their respective Risk sections:

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

5.
Staff Comment:  In the Financial Services Fund’s fees and expenses table, Shareholder Fees, Class A’s maximum deferred sales charge (load) is listed as “Generally, none.”  Please revise to coincide with the disclosure on page 42, “Comparing the Funds’ classes”.  In addition, you may add a footnote, if necessary.

Response:  The Trust responds by removing “Generally, none” and replacing it with 1.00% per the disclosure on page 42 and by adding the footnote below disclosing the maximum deferred sales charge for Class A shares:

1  Although there is no front-end sales charge on purchases of $1 million or more, there is a maximum deferred sales charge of 1.00% if you redeem within 18 months of purchase.  This charge is waived for certain investors.

6.
Staff Comment:  In the Financial Services Fund’s fees and expenses table, total annual fund operating expenses for Class FI states 1.77%, please confirm this number is correct as the waiver may not be reflected.

Response:  The Trust responds that it has revised the total annual fund operating expense for Class FI to 1.37%.

7.	Staff Comment: Footnote 2 of the fees and expenses table should be removed as the Financial Services Fund does not qualify as a new fund.

Response:  The Trust responds by deleting footnote 2 of the Financial Services Fund’s fees and expenses table.

8.
Staff Comment:  Below the fees and expense table for each of the three Funds, please remove the paragraph that states that the actual costs of investing in each of the Funds may be higher than what is shown in the Annual fund operating expenses, as it is neither required nor permitted.

Response: The Trust responds by deleting the paragraph after each of the fees and expenses tables.

9.	Staff Comment: In the Expense example, for the Financial Services Fund, Class FI (with or without redemption at end of period) for 1 year is $144. Please confirm if that number is correct.

Response: The Trust responds that the Expense example numbers have been reviewed and revised, as necessary.

10.
Staff Comment:  Under the Principal Investment Strategies section of the Financial Services Fund, please explain what is included in the financial services industry and how the adviser selects investments.

Response: The Trust responds it has confirmed with the adviser that the information currently provided in response to Item 9 for the Financial Services Fund in the section “More on the Financial Services Fund’s Strategies and Investments” responds fully to this comment. This information has been added to Item 4, “Principal Investment Strategies” of the Financial Services Fund.

11.	Staff Comment: Under Principal Investment Strategies of the Financial Services Fund, there are two instances where the term “certain risks” is used, please change both to “principal risks”.

Response: The Trust responds by changing “certain risks” to “principal risks”.

12.	Staff Comment: There is a “Fixed Income Securities Risk” for the Financial Services Fund, but there is no corresponding fixed income securities principal investment strategy. Please reconcile.

Response: The Trust responds by revising the Financial Services Fund’s principal investment strategy disclosure on p. 25 from “debt” to “fixed income securities” and has added disclosure to the summary section to include the Fund’s strategy of investing in fixed income securities.

13.
Staff Comment: In the Average Annual Total Returns table for the Class C shares of the Financial Services Fund, please confirm that the Return Before Taxes and Return After Taxes on Distributions figures are accurate, as they are shown to be the same.

Response: The Trust responds it has confirmed with the adviser that the Return Before Taxes and Return After Taxes on Distributions figures are accurate.

14.
Staff Comment: In the Socially Responsive Balanced Fund’s fees and expenses table, under Shareholder Fees, Class A’s maximum deferred sales charge (load) is listed as “Generally, None.” Please disclose the maximum possible load for such Class A shares.

Response: The Trust responds by adding the footnote below discussing the maximum deferred sales charge for Class A shares:

Although there is no front-end sales charge on purchases of $1 million or more, there is a maximum deferred sales charge of 1.00% if you redeem within 18 months of purchase.  This charge is waived for certain investors.

15.
Staff Comment: Footnote 3 of the Socially Responsive Balanced Fund’s Fees and Expenses table discusses a waiver of FI and R shares, please remove FI and R waiver information from this footnote, as the waivers are not reflected in the table.

Response: The Trust responds by deleting the Class FI and R information from footnote 3 as shown below:

1919 has agreed to waive fees and reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses are not expected to exceed ~~1.25% for Class FI shares, 1.50% for Class R shares, and~~ 1.00% for Class I shares.  This arrangement cannot be terminated or amended prior to December 31, 2016.  After that date, the arrangement may be terminated or amended at any time by the TAP Board of Trustees upon 60 days’ notice to 1919 or by 1919 with consent of the TAP Board of Trustees.  1919 is permitted to recapture amounts waived and/or reimbursed to a class during the same fiscal year in which 1919 earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limit described above.

16.	Staff Comment: In the Socially Responsive Balanced Fund’s expense examples, please confirm that the Expense Examples take into account the Expense Caps only for the years that they are in place.

Response: The Trust responds by confirming that the Expense Examples take into account the Expense Caps only for the years that they are in place and by adding the underlined parenthetical to clarify each Expense Example as follows:

The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Caps that are in place through December 31, 2016).

17.
Staff Comment: Under the Principal investment strategy section, please disclose how the Socially Responsive Balanced Fund selects its investments and also, explain with greater specificity, the socially responsive criteria.

Response: The Trust responds by adding Item 9 disclosure on p. 28 regarding the socially responsive criteria and the investment selection process to the Fund’s Principal Investment Strategies.

18.	Staff Comment: On page 24, in the section, “More on the Funds’ Investment Strategies, Investments, and Risks,” please distinguish which strategies and risks are principal, per the IM Guidance 2014-08.

Response: The Trust responds by revising the Item 9 title to “More on the Fund’s Principal Investment Strategies, Investments, and Risks” and is reflecting such Principal Investment Strategies in the summary section.

19.
Staff Comment: On page 45 and 46, confirm that the Class B shares automatically convert into Class A shares after approximately 8 years. Please explain supplementally why the word “approximately” is used in this context.

Response: The Trust responds by confirming that the Class B shares automatically convert into Class A shares after approximately 8 years and that the word “approximately” is used correctly in this context, since the purchase date and the conversion date may not match up exactly.  The word “approximately” is appropriate, as the conversion date will not necessarily coincide with the eight year anniversary of purchase; for example, the exact anniversary may occur on a weekend or holiday.

20.
Staff Comment:  On page 52, Redemption Proceeds, it is states that “The Funds reserve the right to pay redemption proceeds by giving you securities.”  If the Funds may use illiquid securities for redemption purposes, as noted on page 89 of the SAI, please state the same in the Redemption Proceeds section and also state that they may not be sellable.  If the Funds may not use illiquid securities for redemption purposes, please confirm supplementally.

Response: The Trust responds by stating that the Funds may not use illiquid securities for redemption purposes and has deleted reference to such capability on page 89 on the SAI.

Statement of Additional Information

21.
Staff Comment: In the Fundamental Investment Policies, on page 24, please clarify what (7) means. If Shareholders have already approved this specific language, then please provide an explanatory paragraph after (7).

Response: The Trust responds by adding the following additional disclosure after (7):

The policy prohibits the Financial Services Fund from making purchases or sales of securities of an issuer if doing so would result in the Fund’s investments not being “concentrated” in the financial services industry (per the SEC view of what constitutes “concentration”).  Given the Fund’s policy to invest, under normal circumstances, at least 80% of its net assets in equity securities of issuers in this industry, the Fund expects this policy probably will never prohibit a purchase or sale.

22.
 Staff Comment: On page 67, under the Maryland Tax-Free Income Fund’s Investment Policies, it states that the Fund can invest an unlimited amount in reverse repurchase and other types of investments. Please confirm that the investments are still subject to the limits on borrowing.

Response: The Trust responds by confirming that the Maryland Tax-Free Income Fund’s investments in reverse repurchase agreements are subject to the limits on borrowing and has added the following disclosure on page 67 after the Maryland Fund’s fundamental investment restrictions:

With respect to the fundamental policy related to borrowing set forth in (1) above, if the Maryland Fund ever entered into a reverse repurchase agreement or dollar roll, the Maryland Fund would set aside cash or appropriate liquid securities in the amount of the Maryland Fund’s obligation thereunder or take certain other actions in accordance with SEC guidelines so that the reverse repurchase agreement or dollar roll would not be subject to the 1940 Act’s 300% asset coverage requirement.

23.
Staff Comment:  With respect to fundamental investment policy number 7 regarding concentration on page 67 for the Maryland Tax-Free Income Fund, please add disclosure clarifying that municipal securities whose payments of interest and/or principal are dependent on revenues derived from specific projects rather than general obligations are subject to the policy.

Response: The Trust responds by adding disclosure to state that the Maryland Fund’s concentration policy applies to: Municipal securities whose payments of interest and/or principal are dependent upon revenues from specific projects rather than general obligations, will be subject to this policy.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios